UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Amendment No. 6
Under the Securities Exchange Act of 1934
Green Bankshares, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
394361208
(CUSIP Number)
J. Mark Manner, 315 Deaderick Street, Suite 1800, Nashville, Tennessee 37238, (615) 256-0500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 9, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	394361208

1	NAMES OF REPORTING PERSONS Scott M. Niswonger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,309,330

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,309,330

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,309,330

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 6 (this “Amendment”) to Schedule 13D (originally filed April 28, 2008) is being filed to report that Mr. Niswonger sent a letter to Green Bankshares, Inc. on November 9, 2009. A copy of this letter is attached to this Amendment as Exhibit 2.
Item 1. Security and Issuer
The title and class of equity securities to which this statement relates is the common stock, $2.00 par value (the “Common Stock”) of Green Bankshares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 100 North Main Street, Greeneville, Tennessee 37743.
Item 2. Identity and Background
(a)	Name: Scott M. Niswonger

(b)	Residence or business address: P.O. Box 938, Greeneville, TN 37744-0938

(c)	Present Principal Occupation or Employment: Executive

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: United States.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Niswonger has not purchased Common Stock since he last amended his Schedule 13D.
Item 4. Purpose of Transaction
     Mr. Niswonger has acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Mr. Niswonger intends to review on a continuing basis his investment in the Common Stock, the Issuer’s business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.
     On October 26, 2009, Mr. Niswonger sent a letter to the Board of Directors of the Issuer which is attached as Exhibit 1 hereto, and is incorporated by reference herein. In this letter, Mr. Niswonger asked the Board to consider a material injection of additional capital — possibly $25 to $40 million — which Mr. Niswonger would participate in. Mr. Niswonger may in future meet with management and/or representatives of the Issuer to engage in discussions that may include matters relating to the strategy, business, assets, operations, management, capital structure, financial condition, additional capital needs, and/or future plans of the Issuer in an effort to enhance shareholder value.

On November 9, 2009, Mr. Niswonger sent a letter to the Issuer in which he reiterated his comments from his October 26 letter and asked to have input in the selection of the new CEO. This letter is attached as Exhibit 2 and is incorporated by reference herein.
Except as disclosed above, Mr. Niswonger has no plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	Mr. Niswonger owns 1,309,330 shares of the Issuer’s Common Stock which represents 9.94% of the outstanding Common Stock of the Issuer, as reported in its Quarterly Report on Form 10-Q filed November 9, 2009.

(b)	Mr. Niswonger has sole voting and dispositive power for the shares beneficially owned.

(c)	Mr. Niswonger has not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d)	Mr. Niswonger confirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by him.

(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits
1.	Letter from Mr. Niswonger to the Board of Directors of the Issuer dated October 26, 2009 (incorporated by reference to Amendment No. 5 to this Schedule 13D filed on October 27, 2009).
2.	Letter from Mr. Niswonger to the Issuer dated November 9, 2009.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 9, 2009

By:	/s/ Scott M. Niswonger
Scott M. Niswonger

EXHIBIT 2
Scott M. Niswonger
1110 Myers Street
Greeneville, Tennessee 37743
(423) 783-1300
November 9, 2009
VIA HAND DELIVERY
Board of Directors
Attention: R. Stan Puckett
Green Bankshares, Inc.
100 North Main Street
Greeneville, TN 37743
Dear Stan,
I am both surprised and disappointed that you have chosen to not respond to my letter of October 26, 2009 to you and the Board of Directors. Given the nationwide banking crisis and GreenBank’s significant and continuing losses, it is hard for me to believe that you would not consider offers of help without even a simple phone call. At a minimum, I would expect that you and the Directors would at least want to know immediately whether additional capital is or will be needed to backstop any future credit deterioration, if and when it occurs.
I understand that you have resigned, but you have set the effective date for March 31, 2010. While I wish you well in whatever you’re going on to next, my concern is with the Bank. If you are “done”, should I be communicating with your Lead Director? Related to this, I would like to have input in the selection process for the new CEO.
Should you have any misunderstanding with respect to my prior letter and my concerns, I will clarify my position:
•	As the largest shareholder of the Bank, I have suffered a significant decrease in the value of my investment. Many smaller shareholders have sustained losses that are even more devastating to them.

•	The primary reason I have made my request for an independent review is my concern that the Bank’s assessment of the value of its loans is not reliable. For example:
—In the 4th quarter of 2008, the Bank added $32.3 million to loan loss reserves, at which time I believe you made the statement that “We threw in everything, including the kitchen sink.” However, since the 4th quarter of 2008, the Bank has written off or reserved more than $46.7 million.
—In mid-December, 2008 the Bank accepted the government’s $72 million “investment” under the TARP program, but we shareholders were led to believe that the Bank did not even need this “investment.” Since then, the adjustments and write-offs have totaled more than $79 million. This amount is obviously more than the total TARP “investment”!
•	In its simplest form, I offered to enter into a confidentiality agreement so that we could get a third-party review of the Bank’s largest loans. The information from this review will tell you and the Board whether present reserves and capital are adequate. Internal reviews and FDIC audits are important, but it is my understanding that government reviews typically do not include visits to real estate projects the Bank has financed. Given the area newspaper accounts of our loan problems, I cannot understand why we would not want to have an outside independent review of this critical information as soon as possible.

•	I have been asked if I am trying to buy the Bank. Let me assure you that I am not. As my filings with the SEC will show, I have invested more than $18 million in the Bank. Today, my investment is worth just over $5 million. Because I have a substantial investment which has continued to deteriorate, I asked to obtain information (which I agreed in advance should be subject to a confidentiality agreement), and to identify sources of new capital if needed by the Bank. I have never intended to provide all of the future capital needs. In these times, I can assure you that I am not interested in spending more money unless it is necessary for the health of the Bank.
In my years of business experience, I have never found a stone-wall approach to be helpful. Too much time has been wasted over issues that are not productive for the future of the Bank. GreenBank has a 100 plus year history and plays a major role in our community and the state of Tennessee. We should all put forth our best efforts to help make it a success. The Bank is too important to our customers, employees and shareholders to do any less.
To that end, I would ask that the Board do the following:
•	direct GreenBank’s lead counsel to prepare a confidentiality agreement with the intent of expediting this process; and

•	appoint a committee of independent directors, and designate a member of that committee to communicate directly with me.
I look forward to working with the Board in a constructive fashion toward a resolution that will help GreenBank, its community, and its shareholders.
Sincerely yours,
/s/ Scott M. Niswonger
Scott M. Niswonger
cc: Board of Directors